Exhibit 99.1

PEPCO HOLDINGS, INC.

		For the Year Ended December 31,
	Six Months Ended June 30, 2013	2012	2011	2010	2009	2008
	(millions of dollars)

(Loss) Earnings
Net (loss) income from continuing operations	$(392)	$259	$258	$119	$195	$156
Preferred stock dividend	—	—	—	—	—	—
(Income) or loss from equity investees	(1)	(1)	3	1	(2)	4
Minority interest loss	—	—	—	—	—	—
Income tax expense (benefit) related to continuing operations	167	138	148	(2)	86	77

Pre-tax (loss) income for common stock	(226)	396	409	118	279	237
Add: Fixed charges*	151	295	286	323	344	333
Add: Distributed income of equity investees	—	—	—	—	—	—
Subtract: Interest capitalized	—	—	—	—	—	(1)
Subtract: Pre-tax preferred stock dividend requirement	—	—	—	—	—	—

(Loss) Earnings	$(75)	$691	$695	$441	$623	$569

*Fixed Charges
Interest on long-term debt	$133	$258	$250	$280	$298	$292
Interest capitalized	—	—	—	—	—	1
Other interest	—	—	—	—	—	—
Amortization of debt discount, premium, and expense	7	16	14	21	23	16
Interest component of rentals	11	21	22	22	23	24
Pre-tax preferred stock dividend requirement	—	—	—	—	—	—

Fixed charges	$151	$295	$286	$323	$344	$333

Ratio of (loss) earnings to fixed charges	(0.50)	2.34	2.43	1.37	1.81	1.71

Deficiency	$226	$—	$—	$—	$—	$—

(a)	Pepco Holdings, Inc. has no preferred equity securities outstanding, therefore the ratio of earnings to fixed charges is equal to the ratio of earnings to combined fixed charges and preferred stock dividends.